Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Evercharm Holdings Limited	British Virgin Islands	100%
Zhejiang Great Shengda Packaging Co., Ltd.	PRC	100%
Zhejiang Shengda Color Pre-printing CO., Ltd.	PRC	100%
Hangzhou Shengming Paper Co., Ltd.	PRC	100%
Suzhou Asian & American Paper Products Co., Ltd.	PRC	100%